EXHIBIT 99.1

                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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                                                           PARIS, JUNE 7TH, 2006


                             ANNUAL GENERAL MEETING
                        OF PUBLICIS GROUPE SHAREHOLDERS

Publicis Groupe shareholders today held a Combined Ordinary and Extraordinary Meeting presided by Elisabeth Badinter, Chair of the Supervisory Board, and Maurice Levy, Chairman & CEO.


THE GENERAL MEETING


Maurice Levy summarized highlights and results for the 2005 financial year, then commented on prospects for the current year.

He noted, in particular, that "2006 HAS GOT OFF TO A VERY GOOD START WITH FIRST QUARTER ORGANIC GROWTH REACHING 6.3%, AND A SECOND QUARTER WHICH IS ON A FAVORABLE TRACK. NEW BUSINESS REMAINS VIGOROUS AND PROMISING. IN ADDITION, THE OVERALL GLOBAL ADVERTISING ENVIRONMENT IS FAVORABLE, MARKED BY STRONG GROWTH IN US AND CHINA AS WELL AS THE BENEFITS OF THE WORLD FOOTBALL CUP, WHICH SHOULD MATERIALIZE VERY SOON. AGAINST THIS BACKDROP, WE CONFIRM GROUP TARGETS FOR ORGANIC GROWTH AND EARNINGS OVER THE YEAR AS A WHOLE."

In her report, Ms Elisabeth Badinter commented on the progress realized over the year in the area of corporate governance. The reports of the Supervisory Board's two specialized Committees, the Audit Committee chaired by Gerard Worms, and the Appointments and Compensation Committee chaired by Michel Cicurel, were presented with summaries of work conducted during the year.

Shareholders then voted on the resolutions submitted for the approval of the Ordinary and Extraordinary Meeting, which were all adapted. In particular, they set THE DIVIDEND PER SHARE AT (EURO) 0.36, 20% more than that paid out in 2004. Dividend payments to shareholders will commence on July 4, 2006.

The terms of office of Elisabeth Badinter, Chairperson of the Supervisory Board, and Henri-Calixte Suaudeau, which expired at the meeting, were renewed for periods of six years. Robert L. Seelert, whose term of office also expired, did not stand for reelection and Leone Meyer, Chairperson of the Supervisory Board of Societe Anonyme des Galeries Lafayette from 1998 to 2005 and currently Chairperson of Phison Capital SAS, which holds approximately 4.5% of Publicis Groupe equity, was appointed to the Supervisory Board for a period of six years. Finally, following Robert


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Badinter's  decision to step down from the Supervisory  Board on the occasion of his 78th birthday last March, shareholders ratified the cooption of Michel Halperin, attorney and President of the Grand Conseil (parliament) of Geneva, Switzerland, for the remaining period of Mr. Badinter's mandate.

OVERVIEW OF THE 2005 FINANCIAL YEAR

Publicis Groupe broke several of its earlier records in 2005, confirming the pertinence of the strategy adopted several years earlier. Highlights included satisfactory organic growth, exceptional sales performances placing the Group first worldwide in new business wins, a further rise in operating margin and marked improvement in the balance sheet.


O    VIGOROUS ORGANIC GROWTH :

Publicis Groupe's consolidated revenues came to (euro)4,127 million in 2005, with organic growth (at constant exchange rates) reaching 6.8%.


O    RECORD NET NEW BUSINESS :

Net new business reached a record $9.8 billion ((euro)7.8 billion) in 2005, the highest figure ever achieved in the worldwide advertising industry. Publicis Groupe thus placed first in Bear Stearns' international new business rankings published on January 9, 2006.


O    OPERATING MARGIN UP TO 15.7% :

OPERATING MARGIN rose from 15.1% in 2004 to 15.7% IN 2005, reflecting success in leveraging the additional revenues generated by healthy inflows of new business in 2004 and 2005 combined with the rationalization of business units that allowed an overall decline in operating expense.


O    NET INCOME UP 39% AND DILUTED EPS 36.4% :

NET INCOME ROSE 39% from (euro)278 million in 2004 to (euro)386 MILLION in 2005, while diluted earnings per share were up 36.8% from (euro)1.29 to (euro)1.76. Headline diluted net earnings rose 30% from (euro)1.25 to (euro)1.62.


O    CONSOLIDATED DEBT AT ITS LOWEST SINCE 1999

Consolidated net debt, which stood at (euro)618 million at the end of 2004, was cut by nearly two-thirds to (euro)207 million at December 31, 2005. Average net debt over the year fell by (euro)345 million, or 27%, from (euro)1,270 million in 2004 to (euro)925 million in 2005. The net debt to equity ratio thus declined from 0.37 at the end of 2004 to just 0.10 at the end of 2005, its lowest since 1999.


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In December 2005,  Publicis Groupe obtained  investment grade ratings of BBB+ by
Standard & Poor's and Baa2 by Moody's, both with stable outlooks.


O    CONTINUED BALANCE SHEET SIMPLIFICATION :

In 2005 and early 2006, Publicis Groupe took three more important steps in the process of balance-sheet simplification. In February 2005, holders of 2018 OCEANE convertible bonds exercised additional put options leading to the redemption of 62% of the nominal amount of the issue, and a further 6.5% was redeemed with the exercise of the January 2006 put. In January 2005, the Group made its first straight bond issue and in January 2006 made a public offer to buy back equity warrants issued in 2002, which proved highly successful with nearly 80% of warrants in circulation tendered in response.

Over 18 months, the partial or total elimination of various complex and potentially dilutive instruments from the balance sheet did away with the potential for the creation of nearly 35 million shares, equal to 17% of those in circulation.

O    FREE CASH FLOW TOPS (EURO)500 MILLION :

Continued efforts to upgrade treasury management were rewarded with an 18% RISE IN TOTAL FREE CASH FLOW TO (EURO)552 MILLION including (euro)478 million before changes in working capital requirement. This reflects a rise in cash flows from operations as well as tight control of capital expenditures.

O    PURSUIT OF GROUP DEVELOPMENT STRATEGY :

Publicis Groupe continued its strategy of targeted acquisitions in 2005, focusing on opportunities to round out competencies in the field of SAMS (specialized agencies and marketing services.) Acquisitions in the year included "eventive", the top event marketing agency in Germany and Austria, now part of Publicis Events Worldwide; Solutions, India's leading marketing services provider; and PharmaConsult, a leader in Spanish healthcare communicators, which is joining Publicis Healthcare Communications Group. Publicis Groupe also acquired a majority interest in Freud Communications, one of the UK's leading public relations agencies, which is joining the Publicis Public Relations & Corporate Communications Group.

                                     *   *
                                       *


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PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%- owned Bartle Bogle Hegarty,; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM


                                   CONTACTS :
            Investor Relations : Pierre Benaich - + 33 1 44 43 65 00
           Corporate Communication : Eve Magnant - + 33 1 44 43 70 25


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                                  DEFINITIONS
ORGANIC GROWTH:

-------------------------------------------------------|-----------------------
2004 Revenue                                           |         3,832
-------------------------------------------------------|-----------------------
Currency Impact                                        |         27
-------------------------------------------------------|-----------------------
Acquisitions and disposals                             |         5
-------------------------------------------------------|-----------------------
2004 Revenue @ 2005 rates and structure (b)            |         3,864
-------------------------------------------------------|-----------------------
2005 Revenue (a)                                       |         4,127
-------------------------------------------------------|-----------------------
Organic growth: (a/b)                                  |         6.8%
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OPERATING MARGIN: operating margin on ordinary business before amortization of acquisition-related intangibles and impairment of goodwill as a percentage of revenue.



HEADLINE NET INCOME:

-------------------------------------------------------------|--------|--------
                 (IN MILLIONS OF EUROS)                      | 2005   |  2004
-------------------------------------------------------------|--------|--------
                                                             |        |
Group net income                                             |  386   |  278
                                                             |        |
- Amortization of intangibles arising on acquisition,        |   14   |   18
net of tax                                                   |        |
                                                             |        |
- Impairment, net of tax                                     |   24   |  164
                                                             |        |
- Capital gains, net of tax, on the sale of subsidiaries     |  (87)  |    -
to JCDecaux                                                  |        |
                                                             |        |
- Capital loss, net of tax, on the redemption of the         |   16   |    -
Oceane                                                       |        |
                                                             |        |
- Capital gains, net of tax, on the OBSA/CLN                 |    -   | (134)
transactions                                                 |        |
                                                             |        |
- Deferred tax assets related to conversion to IFRS          |    -   |  (57)
                                                             |--------|--------
Headline net income                                          |  353   |  269
-------------------------------------------------------------|--------|--------

DILUTED HEADLINE EPS: Diluted EPS calculated with Headline net income as shown above.

NET DEBT TO EQUITY RATIO: net debt at year end as a percentage of shareholder's equity including minority interests.

AVERAGE NET DEBT: yearly average of average net debt of each month for the year.

FREE CASH FLOW: cash flow from operations after net capital expenditure, excluding acquisitions.

NET NEW BUSINESS: this figure does not result from financial reporting, but is based on an estimate of annualized advertising media spending on new business, net of losses, from new and existing clients.


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